

July 17, 2014

<u>Via E-mail</u>
Brian L. Swartz
Senior Vice President and Chief Financial Officer
Apollo Education Group, Inc.
4025 S. Riverpoint Parkway
Phoenix, AZ 85040

    Re: Apollo Education Group, Inc.
           Form 10-K for the Fiscal Year Ended August 31, 2013
           File No. 0-25232
           Filed October 22, 2013

Dear Mr. Swartz:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Terry French for

                      Larry Spirgel
                      Assistant Director